SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for Febuary 28, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

33-10677
~~333-100818~~
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 28th, 2003.

GS MORTGAGE SECURITIES CORP.

By: ______________________
Name: Marvin J Kalafatznick
Title: CEO

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

GS MORTGAGE SECURITIES CORP.

Mortgage Pass-Through Certificates, Series 2003-2F

GSGSR32FP1 - Summary

Deal Summary Report

GSGSR32FP1

		Assumptions			Collateral				
Settlement	28-Feb-2003	Prepay	600 PSA	Balance	WAC	WAM	WAL	Dur
1st Pay Date	25-Mar-2003	Default	0 CDR	$204,819,083.00	6.72	343	2.53342	
		Recovery	0 months					
		Severity	0%					

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dated Date	Notes
1A1		50,272,534.00	4.25	03/03 - 06/09	2.36347	01-Feb-03	FIX
1A2		43,988,466.00	1.69	03/03 - 06/09	2.36347	25-Feb-03	FLT
1A3		43,988,466.00	6.31	03/03 - 06/09	2.36347	25-Feb-03	INV_IO
SUP		25,000,000.00	6	03/03 - 09/31	2.37895	01-Feb-03	FIX
1A4		63,858,400.00	2.69	03/03 - 09/31	2.37895	01-Feb-03	FLT
1A5		15,964,600.00	19.24	03/03 - 09/31	2.37895	01-Feb-03	INV
SUBORD		5,735,083.00	6	03/03 - 09/31	8.15005	01-Feb-03	FIX

Pay 1a1, 1a2 pro-rata to schedule
Pay 1a4, 1a5 pro-rata to zero
Pay 1a1, 1a2 pro-rata to zero

1a2: L+35, 8.0 cap, 0delay
1a3: 7.55-L, 0FL, 0 Delay

1a4: L+1.35, 7.5cap, 0delay
1a5: 24.6-4L, 0fl, 0delay

	Yield Curve							Swap												
Mat	3MO	6MO	1YR	2YR	5YR	10YR	30YR	3MO	6MO	9MO	1YR	2YR	3YR	4YR	5YR	7YR	10YR	15YR	20YR	30YR
Yld	1.692	1.753	2.113	2.833	4.060	4.825	5.519	1.897	1.989	2.115	2.292	2.977000	3.593000	4.019000	4.338000	4.752000	5.105000	5.524000	5.713000	5.799000

GSGSR32FV4 - SUMMARY

DEAL SUMMARY REPORT **GSGSR32FV4**

			ASSUMPTIONS	
SETTLEMENT	28-FEB-2003	PREPAY	350	PSA
1ST PAY DATE	25-MAR-2003	DEFAULT	0	CDR
		RECOVERY	0	MONTHS
		SEVERITY		0%

	COLLATERAL			
BALANCE	WAC	WAM	WAL	DUR
$223,000,000.00	6.990	342	4.30396	

TRANCHE NAME	RATING	BALANCE	COUPON	PRINCIPAL WINDOW	AVG LIFE	DUR	YIELD	SPREAD BP	BENCH	PRICE %	$@1BP	ACCRUED INT(M)	NETNET (MM)	DATED DATE	NOTES
3A1		216,756,000.00	6.0000000000	03/03 - 08/31	4.14603		0.00000	0	INTERP			975.40	0.000	01-FEB-03	FIX
SUBORD		6,244,000.00	6.0000000000	03/03 - 08/31	9.78620		0.00000	0	INTERP			28.10	0.000	01-FEB-03	FIX

YIELD CURVE **SWAP**

MAT	3MO	6MO	1YR	2YR	5YR	10YR	30YR	3MO	6MO	9MO	1YR	2YR	3YR	4YR	5YR	7YR	10YR	15YR	20YR	30YR
YLD	1.692	1.753	2.113	2.833	4.060	4.825	5.519	1.897	1.989	2.115	2.292	2.977000	3.593000	4.019000	4.338000	4.752000	5.105000	5.524000	5.713000	5.799000

·CMO GSRT2PTEXT P1
Scenario Report (GS)

Goldman Sachs

4.2 yr AD TAC

Generated: 02/21/2003 11:58:04

CUSIP	Monthly	As Of	2/03	Pricing	2/20/03	Original	47,175,000.00
Description: AD,TAC				Settle	2/28/03	Balance	47,175,000.00
Coupon: 4.750%				Next Proj	3/25/03	Factor	1.00000000
Stated Band: 150-150	Effective Band: N/A			Stated Final	0/0/00	Delay	24

Collateral: Cpn 6.00 WAC 6.38 WAM 343 WALA 14

Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	PSA	PSA
PREPAY		350	125
	Av Life	4.247	8.106
Price	Window	3/03-9/31	3/03-6/24
100-00	Yield	4.715	4.750
100-01	Yield	4.706	4.745
100-02	Yield	4.698	4.739
100-03	Yield	4.689	4.734
100-04	Yield	4.680	4.729
100-05	Yield	4.671	4.724
100-06	Yield	4.662	4.719
100-07	Yield	4.654	4.714
100-08	Yield	4.645	4.709

CMO HYPOT1 PB
Scenario Report (GS)

Goldman Sachs

2.4 yr PAC1 — Generated: 02/21/2003 09:57:41

CUSIP	Monthly	As Of	2/03	Pricing	2/20/03	Original	50,272,534.00
Description:	PAC1			Settle	2/28/03	Balance	50,272,533.33
Coupon:	4.250%			Next Proj	3/25/03	Factor	0.99999999
Stated Band:	200-800	Effective Band:	N/A	Stated Final	0/0/00	Delay	24

Collateral: Cpn 6.00 WAC 6.72 WAM 343 WALA 14

Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	CPR	CPR	CPR	CPR	CPR	CPR	CPR	CPR
PREPAY		8	10	13	40	50	60	70	80
	Av Life	2.968	2.584	2.364	2.364	2.074	1.625	1.264	0.963
Price	Window	3/03-8/09	3/03-6/09	3/03-6/09	3/03-6/09	3/03-5/08	3/03-1/07	3/03-2/06	3/03-5/05
101-09+	Yield	3.713	3.635	3.579	3.579	3.488	3.281	3.006	2.622

February 20, 2003

Final Structural and Collateral Term Sheet

$502,677,000 (approximate) of Senior Certificates
GSR Mortgage Loan Trust 2003-2F
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2003-2F

Features of the Transaction

- Offering consists of three tracks of 6.0% senior securities totaling $502,191,000 expected to be rated triple-A by two of the three of: S&P, Fitch or Moody's The 3 tracks of seniors are expected to be approximately:
  $ 199,084,000 of 6.0% coupons (Track 1)
  $ 86,175,000 of 6.0% coupons (Track 2)
  $ 216,932,000 of 6.0% coupons (Track 3)
- The overall expected amount of credit support for the senior certificates is 2.80% +/- 0.50% on the securities in the form of subordination of Tracks 1, 2, and 3 with a shifting interest structure and a five-year prepayment lockout.
- Collateral consists primarily of conventional fixed rate 30 year mortgage loans secured by first liens on one to four family residential properties, 47.2% originated by ABN AMRO Mortgage Group, Inc., and 52.8% originated by E*Trade Bank.
- The amount of senior certificates is approximate and may vary by up to 5%.

Time Table

Expected Settlement:	February 28, 2003
Cut-off Date:	February 1, 2003
First Distribution Date:	March 25, 2003
Distribution Date:	25th of each month

Key Terms

Issuer: GSR Mortgage Loan Trust 2003-2F
Underwriter: Goldman, Sachs & Co.
Originator: 47.2% ABN AMRO Mortgage Group, Inc., 52.8% E*Trade Bank.
Servicer: 47.2% ABN AMRO Mortgage Group, Inc., 32.9% GMAC Mortgage Corporation, 19.9% National City Mortgage Co.
Trustee: JPMorgan Chase Bank
Type of Issuance: Public
Servicer Advancing: Yes, subject to recoverability
Compensating Interest: Yes, to the extent of the servicing fee for such Distribution Date
Legal Investment: The senior certificates are SMMEA eligible at settlement
Interest Accrual: Prior calendar month
Clean Up Call: 1% of the Cut-off Date principal balance of the Loans
ERISA Eligible: Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment: REMIC; senior certificates are regular interests
Structure: Senior/Subordinate; shifting interest structure with a five-year prepayment lockout to junior certificates. Subs may be cross-collateralized between the three tracks.
Expected Subordination: 2.80% +/- 0.50%
Expected Rating Agencies: 2 of the 3 of: S&P, Fitch or Moody's
Minimum Denomination: Senior certificates – $25,000
Delivery: Senior certificates – DTC

Preliminary Collateral Information	Track 1	Track 2	Track 3
Total Outstanding Principal Balance:	$204,819,083	$89,157,884	$223,181,700
Number of Mortgage Loans:	484	214	538
Average Original Principal Balance of the Mortgage Loans (000's):	423	417	415
Weighted Average Annual Mortgage Interest Rate:	6.72%	6.38%	6.99%
Expected Administrative Fees (Including Servicing and Trustee Fees):	30 bps	28 bps	31 bps
Weighted Average Amortized Term To Maturity:	343	343	342
Weighted Average Seasoning:	14	14	14
Weighted Average Current Loan-To-Value Ratio:	68%	69%	70%
Owner Occupied:	97%	98%	96%
Single Family / Detached PUD's:	81%	83%	83%
Current FICO:	753	755	736
State Concentration > 10%:	CA 40%	CA 49%	CA 41%

Februay 11, 2003

Preliminary Structural and Collateral Term Sheet

$502,591,000 (approximate) of Senior Certificates
GSR Mortgage Loan Trust 2003-2F
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2003-2F

Features of the Transaction

- Offering consists of $502,590,500 of 6.0% senior securities expected to be rated triple-A by two of the three of: S&P, Fitch or Moody's.
- The overall expected amount of credit support for the senior certificates is 2.80% +/- 0.50% on the securities in the form of subordination with a shifting interest structure and a five year prepayment lockout.
- Collateral consists primarily of conventional fixed rate 30 year mortgage loans secured by first liens on one to four family residential properties, 47.2% originated by ABN AMRO Mortgage Group, Inc., and 52.8% originated by E*Trade Bank.
- The amount of senior certificates is approximate and may vary by up to 5%.

Time Table

Expected Settlement:	February 28, 2003
Cut-off Date:	February 1, 2003
First Distribution Date:	March 25, 2003
Distribution Date:	25th of each month

Key Terms

Issuer: GSR Mortgage Loan Trust 2003-2F
Underwriter: Goldman, Sachs & Co.
Originator: 47.2% ABN AMRO Mortgage Group, Inc., 52.8% E*Trade Bank.
Servicer: 47.2% ABN AMRO Mortgage Group, Inc., 32.9% GMAC Mortgage Corporation, 19.9% National City Mortgage Co.
Trustee: JPMorgan Chase Bank
Type of Issuance: Public
Servicer Advancing: Yes, subject to recoverability
Compensating Interest: Yes, to the extent of the servicing fee for such Distribution Date
Legal Investment: The senior certificates are SMMEA eligible at settlement
Interest Accrual: Prior calendar month
Clean Up Call: 1% of the Cut-off Date principal balance of the Loans
ERISA Eligible: Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment: REMIC; senior certificates are regular interests
Structure: Senior/Subordinate; shifting interest structure with a five-year prepayment lockout to junior certificates
Expected Subordination: 2.80% +/- 0.50%
Expected Rating Agencies: 2 of the 3 of: S&P, Fitch or Moody's
Minimum Denomination: Senior certificates – $25,000
Delivery: Senior certificates – DTC

Preliminary Collateral Information	6.0% Seniors
Total Outstanding Principal Balance:	$517,069,000
Number of Mortgage Loans:	1,236
Average Original Principal Balance of the Mortgage Loans (000's):	$418
Weighted Average Annual Mortgage Interest Rate:	6.78%
Expected Administrative Fees (Including Servicing and Trustee Fees):	0.30%
Weighted Average Amortitzed Term To Maturity:	343
Weighted Average Seasoning:	14
Weighted Average Current Loan-To-Value Ratio:	69%
Owner Occupied:	97%
Single Family / Detached PUD's:	82%
Current FICO:	746
State Concentration > 10%:	CA 42%

CMO GS GSR32FV2 3A1
Scenario Report (Intex)

Goldman Sachs

Generated: 02/20/2003 09:21:02

CUSIP	Monthly	As Of	2/03	Pricing	2/19/03	Original	216,756,000.00
Description: Senior				Settle	2/28/03	Balance	216,756,000.00
Coupon: 6.000%				Next Proj	3/25/03	Factor	1.00000000
Collateral: Cpn 6.00 WAC 6.99 WAM 342 WALA 14				Stated Final	0/0/00	Delay	24

Historical CPR's: 2/03= 1/03= 12/02= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	CPR	CPR	CPR	CPR	CPR	CPR	CPR	CPR
PREPAY		80	75	70	65	60	50	30	10
Cleanup		NO	NO	NO	NO	NO	NO	NO	NO
	Av Life	0.583	0.671	0.768	0.875	0.997	1.305	2.552	7.497
Price	Window	3/03-5/05	3/03-9/05	3/03-2/06	3/03-7/06	3/03-1/07	3/03-5/08	3/03-8/31	3/03-8/31
102-02	Yield	1.799	2.341	2.791	3.176	3.513	4.083	4.982	5.618
	LibStaSpr	32.4	79.4	116.2	145.4	168.6	200.5	211.0	151.6
102-03	Yield	1.746	2.295	2.750	3.139	3.480	4.058	4.969	5.612
	LibStaSpr	27.2	74.9	112.2	141.9	165.5	198.1	209.7	151.0
102-04	Yield	1.693	2.248	2.709	3.103	3.448	4.033	4.955	5.607
	LibStaSpr	22.0	70.3	108.2	138.3	162.4	195.7	208.3	150.4
102-05	Yield	1.640	2.201	2.668	3.067	3.416	4.008	4.941	5.601
	LibStaSpr	16.8	65.8	104.2	134.8	159.3	193.3	207.0	149.9
102-06	Yield	1.586	2.155	2.627	3.031	3.384	3.983	4.928	5.595
	LibStaSpr	11.7	61.3	100.2	131.3	156.2	190.8	205.6	149.3
102-07	Yield	1.533	2.108	2.586	2.995	3.352	3.958	4.914	5.589
	LibStaSpr	6.5	56.7	96.2	127.8	153.1	188.4	204.3	148.7
102-08	Yield	1.480	2.062	2.545	2.958	3.320	3.933	4.900	5.584
	LibStaSpr	1.3	52.2	92.2	124.3	149.9	186.0	202.9	148.1
102-09	Yield	1.427	2.016	2.504	2.922	3.288	3.909	4.887	5.578
	LibStaSpr	-3.9	47.7	88.3	120.8	146.8	183.6	201.6	147.5
102-10	Yield	1.374	1.969	2.463	2.886	3.257	3.884	4.873	5.572
	LibStaSpr	-9.1	43.2	84.3	117.2	143.7	181.1	200.2	146.9
102-11	Yield	1.321	1.923	2.422	2.850	3.225	3.859	4.859	5.566
	LibStaSpr	-14.3	38.6	80.3	113.7	140.6	178.7	198.9	146.3
102-12	Yield	1.268	1.877	2.382	2.814	3.193	3.834	4.846	5.561
	LibStaSpr	-19.4	34.1	76.3	110.2	137.5	176.3	197.5	145.8
102-13	Yield	1.215	1.830	2.341	2.778	3.161	3.809	4.832	5.555
	LibStaSpr	-24.6	29.6	72.4	106.7	134.4	173.9	196.2	145.2
102-14	Yield	1.162	1.784	2.300	2.742	3.129	3.785	4.818	5.549
	LibStaSpr	-29.8	25.1	68.4	103.2	131.3	171.5	194.8	144.6
102-15	Yield	1.110	1.738	2.260	2.706	3.097	3.760	4.805	5.544
	LibStaSpr	-34.9	20.6	64.4	99.7	128.2	169.1	193.5	144.0
102-16	Yield	1.057	1.692	2.219	2.670	3.065	3.735	4.791	5.538
	LibStaSpr	-40.1	16.1	60.5	96.2	125.1	166.6	192.1	143.4